UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company”), complementing the Material Fact published on September 22, 2015 concerning the appreciation by the Company’s Board of Directors of the corporate restructuring involving the Company, its wholly-owned subsidiary and its controlled companies (“Corporate Restructuring”), informs its shareholders and the market in general, that Agência Nacional de Telecomunicações – Anatel, in the 788th meeting of its Board of Directors, held on November 4, 2015, granted prior consent to the Corporate Restructuring, subject to conditions expected and consistent with those imposed in other similar transactions ("Act of Consent"). The whole content of the Consent Act will be published by Anatel in the Official Gazette.

Additional communication containing details regarding the terms and conditions of the Corporate Restructuring will be published in due course, as well as the respective call notice for the extraordinary general meeting of the Company who shall decide on the subject, when appropriate.

The Investor Relations Office remains available to shareholders to clarify any issues related to the object of this Notice, through the telephone +55 11 3430-3687 or through the ir.br@telefonica.com e-mail.

São Paulo, November 5, 2015.

Alberto Manuel Horcajo Aguirre

Investor Relations Officer

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 5, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director